UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL SILICON VALLEY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BISHOP RANCH 3, 2603 CAMINO RAMON, SUITE 200
(No. and Street)

SAN RAMON	CA	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter (813) 442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company
(Name – *if individual, state last, first, middle name*)

508 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Richardson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL SILICON VALLEY SECURITIES LLC _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____



                               2·20·18

_____
Signature

CEO & CCO
_____
Title

See Attached Notary Certificate

_____
         Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

This certificate is attached to a __1__ page document dealing with/entitled __Oath /Aff__ and dated __02/20/18__.

California JURAT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __San Francisco__

Subscribed and sworn to (or affirmed) before me on this __20th__ day of __February__, 20 __18__, by __Eric Richardson__,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



FORREST Y. LIU
COMM.# 2225269
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 14, 2021
MM12

Signature _____ (Seal)

Rev. 2014-2015

Produced by MarkMaster, Inc. | 1.800.441.MARK | www.markmasterinc.com

GLOBAL SILICON VALLEY SECURITIES LLC

FORMERLY SHELYN SECURITIES CORPORATION

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Watchdog Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Global Silicon Valley Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Global Silicon Valley Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Global Silicon Valley Securities, LLC's management. Our responsibility is to express an opinion on Global Silicon Valley Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Global Silicon Valley Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Global Silicon Valley Securities, LLC's financial statements. The supplemental information is the responsibility of Global Silicon Valley Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Global Silicon Valley Securities, LLC auditor since 2017.

Olathe, Kansas

February 19, 2018

GLOBAL SILICON VALLEY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS
Current Assets:

Cash	$	89,155
Total Current Assets		89,155

Other Assets:

Prepaid Expenses and Deposits		3,958
Total Other Assets		3,958

	$	93,113

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:

Accounts Payable and Accrued Expenses	$	61,273
Total Current Liabilities		61,273

Members' Equity		31,840

	$	93,113

See notes to financial statements.

3

GLOBAL SILICON VALLEY SECURITIES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:

Commission Income	$	7,173,093
Other Income		17
Total Revenues		7,173,110

EXPENSES:

Commission Expense	6,748,048
Professional Fees	36,990
Regulatory Fees	13,098
Rent	8,870
Office Expense	4,010
Travel and Entertainment	1,341
Miscellaneous Expense	1,610
Total Expenses	6,813,967

NET INCOME	$	359,143

See notes to financial statements.

4

GLOBAL SILICON VALLEY SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2017

	Common Stock	Additional Paid in Capital	Retained (Deficit)	Total	Members' Equity
Balances, January 1, 2017	$ 22,000	$ 39,000	$ (6,894)	$ 54,106	$ -
Merger	(22,000)	(39,000)	6,894	(54,106)	54,106
Capital Contributions	-	-	-	-	22,000
Capital Distributions	-	-	-	-	(403,409)
Net Income	-	-	-	-	359,143
Balances, December 31, 2017	$ -	$ -	$ -	$ -	$ 31,840

See notes to financial statements.

GLOBAL SILICON VALLEY SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	359,143
Adjustments to reconcile net income to net		
cash used by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and deposits		(3,150)
Accounts payable and accrued expenses		58,058
Net cash provided by operating activities		414,051

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions	22,000
Capital distributions	(403,409)
Net cash used by financing activities	(381,409)

NET CHANGE IN CASH		32,642
CASH, beginning of year		56,513
CASH, end of year	$	89,155

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Global Silicon Valley Securities LLC ("GSVS" or "the Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). GSVS primarily operates as a broker-dealer offering investment banking services. GSVS does not hold cash or securities for its customers.

The Company changed its name from Shelyn Securities Corporation to Global Silicon Valley Securities LLC in June 2017.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2017, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

Revenue from brokerage activities is recognized when earned, normally when a result is accomplished which requires the client to pay the Company per the governing contract. Corresponding expenses are recorded when the obligation is incurred.

Business Concentration

The Company earned revenue from six customers in 2017. The top two customers accounted for 67.9% and 14.6%, respectively, of the fees and commissions for the year ended December 31, 2017.

Income Taxes

The Company is formed as a partnership limited liability company and as such, its operations are included in the Partners' tax returns. Accordingly, the financial statements do not include a provision for income taxes.

During 2017, 100% of the Company's stock was acquired by a new owner and subsequently merged with another company resulting in the current limited liability company. Accordingly, any provisions for income taxes and/or deferred taxes were reversed as of the transaction date.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2014 - 2017.

Prepaid FINRA Fee

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Business Combinations

On June 29, 2017, 100% of Shelyn Securities Corporation's common stock was sold to Eric Richardson in consideration of a purchase price of $50,000. On the same day, Shelyn Securities Corporation was merged into and with Global Silicon Valley Securities LLC with the Company being the surviving entity post the merger activity.

Subsequent Events

The Company has evaluated subsequent events through February 19, 2018, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company may engage, from time to time, in certain brokerage transactions with GSV Equity, LLC, a party related to the Company through common ownership interests. When this occurs, such relationship is fully disclosed in the transaction documents and distributed to all parties involved therein. The Company received $4.87 million in revenues from its related party for services performed during the year ended December 31, 2017.

Note C - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2017, the Company had Net Capital of $27,883 which was $22,883 in excess of its required Net Capital of $5,000. The Company's percentage of aggregate indebtedness to Net Capital was 219.75% at December 31, 2017.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note D - Lease Commitments

The Company conducts operations utilizing leased facilities in San Ramon, CA. The lease is for one year from the agreement effective date of October 1, 2017. The future minimum payments on this operating lease are as follows:

Year	Minimum Lease Payments
2018	$13,554
Thereafter	-

Total rent expense for 2017 was $8,870.

Note E - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Global Silicon Valley Securities LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

COMPUTATION OF NET CAPITAL

Total member's equity	$	31,840
Deductions:		
Non-allowable assets:		
Other assets		3,957
Net capital before haircuts		27,883
Haircuts:		
Total haircuts		-
NET CAPITAL	$	27,883

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		61,273
Total aggregate indebtedness	$	61,273

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	22,883
Percentage of aggregate indebtedness to net capital		219.75%

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2017.

Global Silicon Valley Securities LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Global Silicon Valley Securities LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

GLOBAL SILICON VALLEY SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

Global Silicon Valley Securities, LLC, formerly Shelyn Securities Corporation, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _____CxO + CEO_____

Date: _____2/20/18_____



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Global Silicon Valley Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2017, in which (1) Global Silicon Valley Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Global Silicon Valley Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Global Silicon Valley Securities, LLC stated that Global Silicon Valley Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Global Silicon Valley Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global Silicon Valley Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

Olathe, Kansas

February 19, 2018